Exhibit 99.54

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE

UNITED STATES

PyroGenesis Announces Upsize of its Previously Announced Bought-Deal Short Form Prospectus Offering of Units to a Total of $12 Million, Including Full Exercise of the Over-Allotment Option

Montreal, Canada – October 16, 2020 – PyroGenesis Canada Inc. (“PyroGenesis” or the “Company”) (TSXV:PYR) (OTCQB:PYRNF) (FRA:8PY) is pleased to announce that it has entered into a revised agreement with Mackie Research Capital Corporation (as the sole underwriter and sole bookrunner, the “Underwriter”), to increase the size of the previously announced bought-deal short-form prospectus offering of units of the Company (the “Units”) at a price of $3.60 per Unit to 2,917,000 for gross proceeds of $10,501,200 and concurrently announces the full exercise of the over-allotment option of 437,550 Units for additional gross proceeds of $1,575,180. The aggregate gross proceeds to the Company from the sale of Units, including the full exercise of the over-allotment option, is $12,076,380 (the “Offering”).

Each Unit shall be comprised of one common share of the Company (a "Common Share") and one-half of one Common Share purchase warrant of the Company (each whole warrant, a "Warrant"). Each Warrant shall entitle the holder thereof to purchase one additional Common Share at an exercise price of $4.50 at any time up to 24 months from Closing (as defined herein).

Provided that if, at any time prior to the expiry date of the Warrants, the volume weighted average trading price of the Common Shares on the TSX Venture Exchange (the “Exchange”), or other principal exchange on which the Common Shares are listed, is greater than $6.75 for 20 consecutive trading days, the Company may, within 15 days of the occurrence of such event, deliver a notice to the holders of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice (the “Accelerated Exercise Period”). Any unexercised Warrants shall automatically expire at the end of the Accelerated Exercise Period.

The net proceeds from the Offering will be used for working capital and general corporate purposes.

The Units will be offered by way of a short form prospectus to be filed in those provinces of Canada as the Underwriter may designate pursuant to National Instrument 44-101 – Short Form Prospectus Distributions and may be offered in the United States on a private placement basis pursuant to an appropriate exemption from the registration requirements under applicable U.S. law.

The Closing of the Offering is expected to occur on or about October 30, 2020 (the (“Closing”) and is subject to the Company receiving all necessary regulatory approvals, including the approval of the Exchange.

About Pyrogenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is the world leader in the design, development, manufacture and commercialization of advanced plasma processes and products. We provide engineering and manufacturing expertise, as well as turnkey process equipment packages to the defense, metallurgical, mining, advanced materials (including 3D printing), oil & gas, and environmental industries. With a team of experienced engineers, scientists and technicians working out of our Montreal office and our 3,800 m2 manufacturing facility, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. Our core competencies allow PyroGenesis to lead the way in providing innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. Our operations are ISO 9001:2015 and AS9100D certified, and have been since 1997. PyroGenesis is a publicly-traded Canadian Corporation on the TSX Venture Exchange (Ticker Symbol: PYR) and on the OTCQB Marketplace. For more information, please visit www.pyrogenesis.com.

For Further Information, Please Contact:

Rodayna Kafal, Vice President Investors Relations and Strategic Business Development,

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/

Cautionary Note Regarding Forward Looking Information:

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.otcmarkets.com. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the TSX Venture Exchange, its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTCQB accepts responsibility for the adequacy or accuracy of this press release.